Exhibit 99.2

Management’s Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2023

..

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) for Standard Lithium Ltd. was prepared by management based on information available as of May 8, 2023 and it should be reviewed in conjunction with the unaudited condensed consolidated interim financial statements and related notes thereto of the Company for the three and nine months ended March 31, 2023. The annual consolidated financial statement of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”).  All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Company are available on SEDAR at www.sedar.com.

References in this MD&A to “Standard Lithium”, “Standard”, “SLI” and the “Company” mean Standard Lithium Ltd., unless the context clearly requires otherwise.

Additional information related to the Company, including the Company’s Annual Information Form (AIF, as defined below), is available under the Company’s SEDAR profile at www.sedar.com.

FORWARD-LOOKING INFORMATION

Except for statements of historical fact, this MD&A contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). The statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, statements with respect to the following matters, or the Company’s expectations relating to such matters, without limitation, constitute forward-looking information: the Company’s planned exploration and development programs (including, but not limited to, plans and expectations regarding advancement, testing and operation of the Pilot Plant (as defined below) and hydroxide conversion pilot plant); commercial opportunities for lithium products; delivery of studies; filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize on such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; budget estimates and expected expenditures by the Company on its properties; regulatory or government requirements or approvals; the reliability of third party information; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of the Company’s business and operations; changes in exploration costs and government regulation in Canada and the United States; competition for, among other items, capital, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations; the Company’s funding requirements and ability to raise capital; geopolitical instability; war (such as Russia’s invasion of Ukraine) and other factors or information.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to the forward-looking information listed above, the Company has made assumptions regarding, among other items: current technological trends; ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; impact of unknown financial contingencies; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; anticipated timing and results of operation and development; inflation; and war (such as Russia’s invasion of Ukraine) on the Company and its business. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, but are not limited to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the electric vehicle market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; intellectual property (“IP”) risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; inflation risks; risks related to war (such as Russia’s invasion of Ukraine); changes in tax laws and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended June 30, 2022 (the “AIF”).

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent AIF, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

SUMMARY OF STANDARD LITHIUM’S BUSINESS

Standard is an innovative technology and lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States utilizing scalable, fully integrated start to finish Direct Lithium Extraction (“DLE”) and purification technologies.

The Company’s flagship projects, the Lanxess Property Project and the South West Arkansas Project, are located in southern Arkansas near the Louisiana stateline. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from the Smackover Formation on approximately 180,000 acres of leases across these two projects.

The Company’s most advanced project is the Lanxess Property Project, a brownfield project being developed in partnership with specialty chemicals company, LANXESS Corporation (“LANXESS”). LANXESS operates the largest brine extraction and processing operations in southern Arkansas, that includes three operating brine processing facilities – the South, West and Central plants. Each plant has its own brine supply and disposal pipeline network and bromine processing (separation) infrastructure. The Company operates its first-of-a-kind industrial-scale DLE demonstration plant (the “Pilot Plant”) at LANXESS’ South plant in southern Arkansas (the “Lanxess Property Project”). The Pilot Plant is being used for proof-of-concept and commercial feasibility studies. The Company is also pursuing the resource development of over 27,000 acres of separate brine leases located in southwest Arkansas (the “South West Arkansas Project” (formerly known as the “TETRA Project”), and together with the Lanxess Property Project, the “Arkansas Lithium Project”).   The Company has identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas. In addition, the Company also has an interest in certain mineral leases located in the Mojave Desert in San Bernardino county, California.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

Standard was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name “Tango Capital Corp.”  Effective April 7, 1999, Tango Capital Corp. changed its name to “Patriot Capital Corp.”  Effective March 5, 2002, Patriot Capital Corp. changed its name to “Patriot Petroleum Corp.” At its annual general and special meeting of shareholders held on November 3, 2016, the shareholders of the Company approved a change of name to “Standard Lithium Ltd.” and to the continuance of the Company from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act.  On December 1, 2016, the Company completed the name change and continuation.

Standard is listed on the TSX Venture Exchange under the symbol “SLI”, on the NYSE American, LLC (“NYSE American”) under the symbol “SLI” and on the Frankfurt Stock Exchange under the symbol “S5L”. The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and files its continuous disclosure documents with the Canadian Securities Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com.

The Company’s corporate office is located at Suite 110, 375 Water Street, Vancouver, British Columbia, V6B 5C6 and its registered office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

HIGHLIGHTS FOR THE NINE MONTHS ENDED MARCH 31, 2023

●	On September 7, 2022, the Company announced that it had completed a competitive selection process for the front-end engineering design (“FEED”) and definitive feasibility study (“DFS”) for the first commercial lithium project Lanxess Project 1A being developed at the Lanxess Property Project, and awarded the contract to OPD LLC, a Koch-owned business based in Katy, Texas.
●	On October 18, 2022, the Company announced that it had appointed PricewaterhouseCoopers LLP as its new independent registered public accounting firm, effective October 17, 2022.
●	On October 27, 2022, the Company announced that it had successfully commissioned a first-of-its-kind chloride-to-hydroxide conversion pilot plant. The plant was installed at the Lanxess Property Project and operates as a self-contained unit taking the lithium chloride feed produced by the existing Pilot Plant and converting this feed directly into a lithium hydroxide solution using a novel ion-exchange process. The Company also announced that drilling work west of the South West Arkansas Project had commenced.
●	On November 1, 2022, the Company announced that the United States Patent and Trademark Office (“USPTO”) had issued Notices of Allowance for Standard Lithium’s first two U.S. patent applications: serial no. 16/410,523 and serial no. 16/224/463, both titled “Process for Recovering Lithium from Brines”, a novel and proprietary technique for continuous Direct Lithium Extraction from lithium brines. These U.S. patent applications are two of the three pending U.S. patent applications for elements of Standard Lithium’s innovative DLE processes. A Notice of Allowance is issued by the USPTO after examination of a patent application and determination that a patent should be granted from the application. Standard Lithium has since received formal registration for all these patents.
●	On December 6, 2022, the Company announced the completion of all necessary agreements with LANXESS to secure access to the proposed commercial lithium plant site at the Lanxess Property Project and to conduct all required fieldwork to support the definitive feasibility study in respect of the Lanxess Property Project.
●	On December 29, 2022, the Company announced that the USPTO had issued a Notice of Allowance for Standard Lithium’s third U.S. parent application: serial no. 16/895,783, titled “Process for Recovering Lithium from Brines”.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

●	On January 17, 2023, the Company announced the appointment of two experienced energy executives to the Board of Directors by naming Claudia D'Orazio and Anca Rusu as independent directors. Further strengthening the Board, they bring decades of experience in project management, finance and human resources, along with energy sector expertise.
●	On January 31, 2023, the Company announced it had successfully installed its carbon capture pilot plant in Southern Arkansas to assess sustainable production practices in collaboration with its investment partner, Aqualung Carbon Capture AS. The plant will test cutting-edge carbon capture technology to inform and support the Company’s efforts to minimize CO2 emissions at future production facilities.
●	On March 20, 2023, the Company announced commencement of a drilling program at its South West Arkansas Lithium Project to support its upcoming PFS by informing the resource definition, de-risking the resource estimate, providing additional porosity and permeability data through the entire thickness of the productive zones in the Smackover Formation, and optimizing production-wellfield design. The drilling program covers two new locations and three re-entries of pre-existing plugged and abandoned oil and gas wells. When complete, the PFS will provide an updated view of project feasibility and economics.
●	On March 28, 2023, the Company announced drilling and sampling results from East Texas, an area of the Smackover region in which it had done extensive brine leasing in prospective project areas. The drilling samples confirmed the highest-grade lithium brine in North America to the best of the Company’s knowledge, with a grade of 634 mg/L lithium. In Standard Lithium’s experience, higher grade lithium in brine used for DLE typically lowers capital expenditures and operating costs.

EVENTS SUBSEQUENT TO THE NINE MONTHS ENDED MARCH 31, 2023

●	On April 11, 2023, the Company has granted a total of 3,750,000 incentive stock options (the “Options”) and 1,991,004 deferred share units (the “DSUs”) to the directors and management of the Company in accordance with the amended and restated rolling stock option and the long term incentive plans adopted by shareholders of the Company at the recent annual general and special meeting held on April 4, 2023. The Options are exercisable at the price of $5.08 per share for a term of sixty months. The Options vested and became exercisable immediately upon the date of grant. The DSUs will vest after twelve months. Settlement of the DSUs will occur when a holder ceases to be involved with the Company, or in connection with a change of control, and will be payable in common shares of the Company on the settlement date.
●	On April 24, 2023, the Company issued 400,000 common shares for the acquisition of property (See Note 4 of the Condensed consolidated interim financial statements of the period ended March 31, 2023).

PROJECT OVERVIEW

Standard Lithium currently has the following projects:

ARKANSAS LITHIUM PROJECT

The Arkansas Lithium Project consists of two main areas of interest. The first is pursuant to the TETRA 1st Option Agreement (as defined below) to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 27,262 net acres of brine leases and deeds located in Columbia and Lafayette Counties, Arkansas. The terms and conditions of the TETRA 1st Option Agreement are set forth below.  The second is pursuant to the Amended and Restated MOU (as defined below) with LANXESS to streamline and expedite the development of the first commercial lithium project in Arkansas to be constructed at the Lanxess Property Project.  The Amended and Restated

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

MOU replaces the previous memorandum of understanding dated May 9, 2018 (the “LANXESS MOU”) as among the Company, LANXESS and its U.S. affiliate, Great Lakes Chemical Corporation, and subsequent term sheet dated November 9, 2018 (the “LANXESS JV Term Sheet”).

TETRA 1st Option Agreement

The Company entered into an option agreement on December 29, 2017 (the “TETRA 1st Option Agreement”) with Tetra Technologies Inc. (“TETRA”) to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 27,262 brine acres located in Columbia and Lafayette Counties, Arkansas. Thereunder, the Company is required to: pay TETRA US$500,000 by January 28, 2018 (paid), US$600,000 by December 29, 2018 (paid), US$700,000 by January 31, 2020 (paid) and US$750,000 by December 29, 2020 (paid); and pay additional annual payments of US$1,000,000 (paid December 2021 and 2022) by each annual anniversary date beginning on the date that is 48 months following the date of the TETRA 1st Option Agreement, until the earlier of the expiration of the Exploratory Period (as defined therein) or, if the Company exercises the option, the Company commencing payment of the Royalty (as defined therein).  During the Lease Period (as defined therein), at any time following the commencement of Commercial Production (as defined therein), the Company agreed to pay a royalty of 2.5% (minimum royalty US$1,000,000) to TETRA.

Amended and Restated MOU

The Company entered into the Amended and Restated MOU on February 23, 2022, with LANXESS to streamline and expedite the development of the first commercial lithium project in Arkansas to be constructed at the Lanxess Property Project.  The Amended and Restated MOU replaces the LANXESS MOU and LANXESS JV Term Sheet, which previously set out the basis on which the parties had agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products that may be extracted from tail brine and brine produced from the Smackover Formation.

Key Highlights:

•

Standard Lithium has agreed to form an initially wholly-owned company (“Project Company”) that will own 100% of the Lanxess Property Project during pre-FEED and FEED engineering studies (see news release dated January 20th, 2022). The FEED engineering will be used to produce the DFS;

•

LANXESS will, via a series of commercial agreements, provide the brine supply for the Lanxess Property Project, the Lanxess Property Project site lease, and rights of way, infrastructure, and other services for the Lanxess Property Project;

•	Standard Lithium will provide a market fee-based license to the Project Company of its suite of intellectual property;
•

Standard Lithium is able to utilize its intellectual property, extraction technology and know-how at its 100% owned South West Arkansas Project, certain other sites in Arkansas and at all project sites outside of Arkansas, and will maintain control and ownership over the future development of its IP portfolio; and,

•

LANXESS is obliged to support development of the Lanxess Property Project and upon completion of a DFS, has the option to acquire an equity interest in the Project Company of up to 49% and not less than 30%, at a price equal to a ratable share of Standard Lithium’s aggregate investment in the Project Company.

If LANXESS acquires an ownership interest:

•	The parties will share the costs of financing construction of the Lanxess Property Project on a ratable basis; and

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

•	LANXESS will have the right to acquire some, or all of the lithium carbonate off-take produced at the commercial plant at market-based terms less a handling fee.

If LANXESS does not acquire an ownership interest:

•	Standard Lithium will own 100% of the Lanxess Property Project including customary dividends, distribution, or similar rights;
•	Standard Lithium can elicit bids from other interested parties to buy up to 49% of the Project Company; and,
•

LANXESS  will have the right to acquire some, or all of the lithium carbonate off-take produced at the commercial plant at a price of market minus up to 20%, to be agreed by LANXESS and Standard Lithium and taking into consideration several key commercial agreements (including the costs of brine supply and disposal for the Lanxess Property Project, the Lanxess Property Project site lease cost and rights of way, infrastructure, and other services for the LANXESS Property Project).

The parties have also agreed that development of the second and third projects on the LANXESS properties will be on a joint basis and that the parties will perform the same roles using similar contractual structures as the first Lanxess Property Project. LANXESS will also have the right to purchase the lithium carbonate off-take from the additional projects upon market-based terms to be agreed by LANXESS and Standard Lithium, taking into consideration other commercial agreements required for their development (e.g., site leases, brine supply/disposal, etc.).

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

THE LANXESS PROPERTY PROJECT

●	10 kilometres from El Dorado, Arkansas, a geopolitically low-risk, business-friendly, low-cost location.
●	One of the largest lithium brine projects in the U.S. with a 3.14 million tonnes lithium carbonate equivalent (“LCE”) indicated mineral resource.
●	Strategic partnership with global chemical major LANXESS, the operator of the largest brine processing operations in North America.
●	150,000 acre brownfield project that leverages existing commercial brine operations to fast-track production.
●	Currently testing and proving the commercial viability of lithium extraction using DLE technology that extracts, concentrates and purifies lithium from the brine byproduct of the existing LANXESS bromine production.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

●	Minimal environmental footprint that leverages existing industrial site and infrastructure and DLE technology.
●	Strong stakeholder and community support.
●	Targeted production of 20,900 tonnes per year (“tpy”) of lithium carbonate.
●	Forecasted operating costs of US$4,319 per tonne of battery quality (“BQ”) lithium carbonate.
●	Estimated capital expenditures of US$437 million including 25% contingency.

Please refer to the technical report titled “Preliminary Economic Assessment of LANXESS Smackover Project” dated August 1, 2019 (the “LANXESS PEA”), as filed on the Company’s SEDAR profile at www.sedar.com for further information with respect to the Lanxess Property Project.

Lanxess Property Project Background & Outlook

South Arkansas is a region that has been extracting minerals from brine since the late 1950s.  The Smackover Formation – a limestone aquifer that extends approximately 1,000 kilometres from central Texas to Florida and runs through south Arkansas – has been developed for oil and gas production for over 100 years and is one of the world’s largest commercial brine resources. It is very productive for brine because it is highly porous and permeable, which allows for very large volumes of brine to be pumped, processed and reinjected. For more than 60 years, bromine has been the primary mineral extracted from this brine; however, it also has elevated concentrations of lithium.

LANXESS currently operates the largest brine extraction and processing operations in south Arkansas, that includes three operating brine processing facilities – the South, West and Central plants. Each plant has its own brine supply and disposal pipeline network and bromine processing (separation) infrastructure.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

Standard
Standard

STANDARD LITHIUM DEMONSTRATION PLANT

In May 2020, the Company commissioned its industrial-scale DLE Pilot Plant at LANXESS’ South Plant. The Pilot Plant, which is the first-of-its-kind in the world, utilizes the Company’s proprietary DLE technology to extract lithium from LANXESS’s post bromine extraction tail-brine.

After LANXESS extracts the bromine from the brine, Standard Lithium removes the lithium from the tail-brine using the Company’s proprietary DLE (“LiSTR”) process. This is a very efficient process that produces a high-purity lithium chloride (“LiCl”) solution for further processing into battery-quality lithium carbonate or lithium hydroxide.

The highly automated, three-story Pilot Plant includes an integrated office and control room, as well as a process-specific analytical laboratory where the tail-brine quality, lithium concentration, and reagents used are all closely measured and monitored.

At the Pilot Plant, there are several stages of washing, thickening and stripping to produce raw lithium chloride solution. This solution is then polished to produce an extremely high purity dilute lithium chloride which is then concentrated using a reverse osmosis process. The high purity lithium chloride can be sent to the Company’s on-site carbonation pilot plant or off-site to a third party using vendor-supplied technology to produce lithium carbonate.

In March 2021, the Company announced the successful conversion of lithium chloride solution produced from the Pilot Plant into 99.985% pure lithium carbonate using vendor-supplied technology.

The objective is to produce battery-grade lithium carbonate from all three of the LANXESS plant facilities. Each facility will have its own primary plant that will produce purified and concentrated lithium chloride solutions. These solutions will be conveyed, via pipelines, to one location (the Central Plant) for further processing to the final product – lithium carbonate.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

The Company anticipates that development of the Lanxess Property Project will be done in stages. The first stage involves constructing a commercial lithium extraction and conversion facility directly adjacent to the LANXESS South Plant. A 96-acre site for the first plant has been identified, and lease agreements are being negotiated.  As at March 31, 2023, the Company has incurred $13,433,180 advancing the first stage of the project.

Proposed location of Phase 1 commercial facility adjacent to LANXESS South Plant
North
LANXESS Property
LANXESS South Plant
Phase 1 Lithium Plant Location
LANXESS Rail Access
167

The Company has filed two NI 43-101 technical reports for the Lanxess Property Project:

●	In November 2018, the first mineral resource estimate was filed and comprised an inferred mineral resource estimate for lithium contained in brine.
●	In August 2019, the Company filed the LANXESS PEA, which comprised an upgraded indicated mineral resource estimate for the Lanxess Property Project, as well as a PEA for proposed commercial plants at the Lanxess Property Project.

On December 15, 2021, the Company announced that it signed a letter of intent with Koch Engineered Solutions (“KES”) for support with pre-FEED at the Company’s proposed first commercial plant located at the LANXESS facility in southern Arkansas.

On September 7, 2022, the Company announced that it had completed a competitive selection process for the FEED and DFS for the Lanxess Property Project and awarded the contract to OPD LLC, a Koch-owned business based in Katy, Texas. The completed FEED and DFS are expected to be completed in H1 2023. A final investment decision is expected to follow, and construction on the first commercial plant, adjacent to the Pilot Plant, would begin soon after. The Company intends on expending additional funds during the upcoming year to advance the Lanxess Property Project.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

Strong Partnerships Key to Success

The partnership between Standard Lithium and LANXESS allows the Company to demonstrate the commercial viability of the DLE process. By connecting to LANXESS’s existing permitted operations, the Company is saving both significant time and infrastructure costs.

On December 1, 2021, the Company closed on the direct investment by Koch Strategic Platforms, a subsidiary of Koch Investments Group, for aggregate gross proceeds of approximately $127,070,000 (US$100,000,000). This investment supports the Company’s efforts to:

●	Rapidly advance the first commercial DLE project in North America at the LANXESS facility;
●	Accelerate and expand the development of the Company’s South West Arkansas Project;
●	Continue to develop and commercialize modern lithium extraction and processing technologies, and work collaboratively with KES businesses; and
●	Allow for strategic project expansion.

Lanxess Property Project Economics

The Lanxess Property Project economics are favorable because of the project’s location in the Gulf Coast of the United States. A 2.2-gigawatt power plant just outside El Dorado is one of the largest combined-cycle-gas power plants in the U.S. A number of the principal reagents used at the Lanxess Property Project can be sourced locally because they are used by the region’s bromine producers.

The discounted cash flow economic analysis, at a discount rate of 8%, indicates that the Lanxess Property Project is economically viable under the base case conditions. Key economic indicators include – net present value (“NPV”) of US$989.4 million (post-tax) and internal rate of return (“IRR”) of 36% (post-tax) – are very positive.

The project economics assumed a three-year rolling average price of US$13,550/t for the lithium carbonate product. The estimated results for IRR and NPV from the assumed CAPEX, OPEX and price scenario at full production, are presented in the table below.

Economic Evaluation – Case 1 (Base Case) Summary

Overview	Units	Values	Comments
Production	tpy	20,900	At completion of Phase 3 production
Plant Operation	years	25	From the start of Phase 1 production
Capital Cost (CAPEX)	US$	437,162,000
Annual Operating Cost (OPEX)	US$	90,259,000
Average Selling Price	US$/t	13,550
Annual Revenue	US$	283,195,000
Discount Rate	%	8
Net Present Value (NPV) Post-Tax	US$	989,432,000
Net Present Value (NPV) Pre-Tax	US$	1,304,766,000
Internal Rate of Return (IRR) Post-Tax	%	36.0
Internal Rate of Return (IRR) Pre-Tax %	%	41.8

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

Please refer to the AIF and the LANXESS PEA, as filed on the Company’s SEDAR profile at www.sedar.com for further information with respect to the Lanxess Property Project.

Environmental

Standard Lithium is committed to responsibly producing sustainable lithium chemicals that support the transition to a lower carbon economy.

The first phase of the Lanxess Property Project will not require any new brine supply or injection wells, and most of the major infrastructure – roads, rail, power and water – already exists. This, plus the use of DLE technology, results in a much smaller footprint than the conventional evaporation pond process and hard-rock lithium mining operation. The Lanxess Property Project is in a large, existing industrial area where timber harvesting, oil and gas and brine industries have been operating for decades. Because the Lanxess Property Project has a small footprint and is on private property, the permitting process is expected to be straightforward.

To demonstrate its commitment to minimizing carbon dioxide (CO2) emissions from future operations and supply chain activities, in September 2021, Standard Lithium began working with Aqualung Carbon Capture AS (“Aqualung”) – a leader in carbon capture technology – on a pilot project to capture CO2 emissions and permanently sequester them. In May 2022, the Company announced an equity investment of US$2,500,000 into Aqualung, representing an approximate 4.55% ownership in Aqualung. The Company also signed a Master Services Agreement (the “MSA”) with Telescope Innovations Corp. (“Telescope”) in June 2022.  Under the MSA, Telescope will provide various research and development (“R&D”) services for the purpose of developing new technologies. The Company will fund an initial project for one year under the MSA, which will aim to evaluate the use of captured CO2 in the Company’s various chemical processes, as well as investigating the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated by the Company.

Social Responsibility and Community Relations

Although DLE is a new technology, there are decades worth of industry experience and understanding of environmental and regulatory requirements when pumping and reinjecting brine in south Arkansas.

The local community is supportive of the brine extraction industry, and the local workforce is highly skilled and qualified for the jobs needed at the Lanxess Property Project. South Arkansas Community College in El Dorado supports skills development by offering courses in critical areas such as chemical processing, industrial engineering and automation controls. The Company currently employs approximately 30 engineers, operators, technicians and administrative staff who live in the nearby communities.

In May 2022, Standard Lithium partnered with Entergy, Adopt a Charger, and South Arkansas Community College on the installation of the six Level 2 – 240 volt EVCS charging stations, free for public use, located near the Murphy Arts District in downtown El Dorado, Arkansas.

Expenditures and Operating Costs

Expenditures for the Lanxess Property Project consist of operating costs for the Pilot Plant which for the three months ended March 31, 2023 were $4,427,565 (March 31, 2022 - $1,489,602) and the nine months ended March 31, 2023 were $10,402,608 (March 31, 2022 - $5,770,808). The increase in the Company’s operating costs for the Pilot Plant for the three months and nine months ended March 31, 2023 was predominantly due to an increase in the hours the Pilot Plant operated, increased testing activity and associated increases in the costs of purchasing reagents and supplies.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

SOUTH WEST ARKANSAS PROJECT

●	40 kilometres west of the Lanxess Property Project.
●	27,262 net mineral acres greenfield project.
●	1.2 million tonnes lithium carbonate equivalent inferred mineral resource.
●	Lithium grade between 132 and 461 milligrams per litre (mg/L)
●	Filed a preliminary economic assessment in November 2021 and commenced the preliminary feasibility study (“PFS”) in May 2022.
●	Estimated US$2.8 billion pre-tax NPV.
●	Targeted 30,000 tonne per annum battery quality lithium hydroxide monohydrate.
●	Forecasted operating costs of US$2,599 per tonne of lithium hydroxide.
●	Estimated capital expenditures of US$870 million including 25% contingency on direct capital costs.

Please refer to the technical report titled “Standard Lithium Ltd. Preliminary Economic Assessment of SW Arkansas Lithium Project” dated November 20, 2021 (the “South West Arkansas PEA”), as filed on the Company’s SEDAR profile at www.sedar.com for further information with respect to the South West Arkansas Project.

South West Arkansas Project Background & Outlook

In December 2017, Standard Lithium entered into the TETRA 1st Option Agreement with TETRA to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 27,262 brine acres located in Columbia and Lafayette Counties, Arkansas. As noted above, the leases and deeds held by TETRA which the Company

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

acquired under the TETRA 1st Option Agreement comprise the South West Arkansas Project provided the Company makes applicable annual payments.

The South West Arkansas Project is approximately 40 km from the Lanxess Property Project and shares the long history of oil and gas drilling and nearby brine extraction. There are 2,041 exploration and production wells in or immediately adjacent to the South West Arkansas Project. A portion of these wells had available petro-physical logs of the Smackover Formation brine-bearing zone. Around 14 additional wells have core reports with porosity and permeability data.

In August 2018, the Company announced the analysis of four brine samples recovered from two existing wells in the South West Arkansas Project area. These samples reported lithium concentrations ranging between 347 to 461 mg/L lithium, with an average of 450 mg/L lithium in one of the wells, and 350 mg/L in the other – all higher grades than that of the Lanxess Property Project.

The Company has filed two NI 43-101 technical reports for the South West Arkansas Project:

●	In March 2019, the first mineral resource estimate was filed and comprised an inferred mineral resource estimate for lithium contained in brine.
●	In November 2021, the Company filed the South West Arkansas PEA, which comprised an updated inferred mineral resource estimate for a unitized property, as well as a PEA for the proposed commercial plant at the property.

On May 2, 2022, the Company announced the commencement of a PFS at the South West Arkansas Project.

The Company anticipates elevating the South West Arkansas Project to a higher level of mineral resource classification and project definition. The Company will be collecting additional brine samples and conducting additional testing, modeling and analysis. Following the completion of the PFS (which is expected in Q2 2023), a DFS will commence. The Company intends on expending funds during the upcoming year to advance the South West Arkansas Project.

South West Arkansas Project Economics

The discounted cash flow economic analysis, at a discount rate of 8%, indicates that the South West Arkansas Project is economically viable. The key economic indicators – an estimated NPV of US$1,965 million (post-tax) and IRR of 32.1% (post-tax) – are very positive.

The South West Arkansas Project economics assumed a selling price of battery quality LHM based on an initial price of US$14,500/tonne in 2021, adjusted for inflation at 2% per annum. The results for IRR and NPV from the assumed CAPEX, OPEX and price scenario at full production, are presented in the table below.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

Economic Evaluation Summary

Description	Units	Values
Average Annual Production (as LiOH•H2O)	tpa[1]	30,000[2]
Plant Operation	years	20
Total Capital Cost (CAPEX)	US$	869,868,000[3]
Operating Cost (OPEX) per year	US$/yr	77,972,000[4]
OPEX per tonne	US$/t	2,599
Initial Selling Price	US$/t	14,500[5]
Average Annual Revenue	US$	570,076,000[6]
Discount Rate	%	8.0
Net Present Value (NPV) Pre-Tax	US$	2,830,190,000
Net Present Value (NPV) Post-Tax	US$	1,965,427,000
Internal Rate of Return (IRR) Pre-Tax	%	40.5
Internal Rate of Return (IRR) Post-Tax	%	32.1

Notes:

All model outputs are expressed on a 100% project ownership basis with no adjustments for project financing assumptions.

[1] Metric tonnes (1,000 kg) per annum

[2] Total production for years 1 to 15 is 30,666 tpa lithium hydroxide and 28,000 tpa lithium hydroxide for years 16 to 20

[3] AACE Class 5 estimate includes 25% contingency on direct capital costs

[4] Includes all operating expenditures, ongoing land costs, established Royalties (as defined in the TETRA 1st Option Agreement), sustaining capital and allowance for mine closure. All costs are escalated at 2% per annum

[5] Selling price of battery quality LHM based on an initial price of $14,500/t in 2021, adjusted for inflation at 2% per annum.  Sensitivity analysis modelled the starting price between US$12,500-US$16,500/t.

[6] Average annual revenue over projected 20 year mine-life.

South West Arkansas Project Related Risks and Uncertainties

As with any development project there exists potential risks and uncertainties. The Company will attempt to reduce risk/uncertainty through effective project management, engaging technical experts and developing contingency plans. See the AIF and South West Arkansas PEA with respect to highlights of risks and uncertainties which have been identified at this stage of project development.

Exploration and evaluation exploration costs

Expenditures for the South West Arkansas Project consist of exploration and development costs which for the three months ended March 31, 2023 were $1,605,779 (March 31, 2022 - $675,077) and for the nine months ended March 31,  2023 were $ 5,138,911 (March 31, 2022 - $852,870).  The increase in the exploration and development costs for the South West Arkansas Project for the three months and nine months ended March 31, 2023 was primarily due to an increase in exploration activity initiated by the Company during the periods.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

TEXAS SMACKOVER EXPANSION PROGRAM

On October 27, 2022, the Company announced that it had conducted an extensive geological, geochemical, and geophysical review of large regions of the Smackover Formation with a focus on significantly expanding the Company’s resource holdings.

On March 28, 2023, the Company announced that as a result of this data gathering and interpretive work, the Company had identified a select number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and had begun an extensive brine leasing program in the key project areas. The greatest level of effort to date, and the Company’s principal brine leasing focus, had been in the region close to the Arkansas and Louisiana state lines. As the Company had been securing brine rights in the key project areas over the last 18 months, it also secured access to a pre-existing oil and gas production well and drilled a new exploration borehole.

During the period, the Company commenced capitalising the Smackover Expansion Program. Expenditures for the Smackover Expansion Program costs for the three months ended March 31, 2023 were $6,648,341 (March 31, 2022 $Nil) and nine months ended March 31, 2023 were $9,695,870 (March 31, 2022- $Nil). The Company will be releasing further information concerning this significant resource expansion program as third-party validated results and data become available.

CALIFORNIA LITHIUM PROJECT

The Company’s California lithium property (the “California Lithium Project”) is located in San Bernardino County, California approximately 240 kilometres east-northeast of Los Angeles. The California Lithium Project comprises 55 (fifty-five) unpatented placer mining claims located on Bristol Dry Lake adjacent to Amboy, California. The claims cover a total of approximately 4,020 acres on federal lands controlled by the Bureau of Land Management. As public lands, there is free right of access within the restrictions of special land designations. Both surface and mineral rights are held by the Federal government. The Company acquired its interests in the overall land package through a series of commercial agreements.

The California Lithium Project is subject to a technical report titled “Technical Report on the Mojave Lithium Property, San Bernardino County, California, USA” dated September 13, 2016 with an effective date of September 13, 2016 (the “California Technical Report”) and is available under the Company’s SEDAR profile at www.sedar.com.

Following the initial California Technical Report for the California Lithium Project, and subsequent to the various commercial agreements that allowed the Company to access and explore most parts of the Bristol Dry Lake Playa, the Company has completed several phases of exploration and process testing work consisting of geophysical surveys, drilling and sampling, test-pitting and sampling, completion of evaporation pond performance testing and other water level surveys.

As of the date of this MD&A, these data have not been integrated into an updated technical report for the California Lithium Project, however, the Company does intend on completing the necessary work to complete an updated technical report.  The Company does not currently have a timeframe for when this work, and the technical report, will be completed.

SCIENTIFIC AND TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Stephen Ross, P. Geol., Vice President Resource Development of the Company, who is a “qualified person” as defined in NI 43-101.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

SHARE ISSUANCES

During the nine months ended March 31, 2023, the Company issued a total of 5,750,000 common shares in the capital of the Company (each, a “Share”) in connection with the exercise of stock options. The Company received proceeds of $5,257,000 and reclassified $2,967,430 from reserves to share capital upon exercise.

Three months ended March 31, 2023 compared to the three months ended March 31, 2022:

The Company incurred a net loss of $7,100,612 for the quarter ended March 31, 2023 (“Q3-2023”) compared to a net loss of $13,740,984 for the quarter ended March 31, 2022 (“Q3-2022”).  The primary reason for the decrease in loss was related to a decrease in the amortisation of the pilot plant due to the plant being fully amortised and partially offset by an increase in interest income of $934,590. Consulting fees decreased to $931,472 during Q3-2023, compared to $1,262,673 in Q3-2022 due to less engagement required as completion of the LANXESS MOU negotiations.  Management fees of $554,832 incurred during Q3-2023 were lower than management fees of $1,484,715 incurred during Q3-2022 due to no bonuses being incurred in Q3-2023. Professional fees of $238,977 incurred during Q3-2023 were lower than fees of $940,955 incurred during Q3-2022 due to the reclassification of the prior quarter’s legal fee to the capitalized Lanxess Property project.  Filing and transfer agent fees of $167,678 were lower than fees of $365,613 during Q3-2022 due to a large number of warrants were exercised in the comparative period. Office and administration costs of $820,246 were higher than the costs of $696,073 incurred during the comparative quarter due to higher insurance costs, information technology costs, costs related to the set-up of the El Dorado office in Arkansas and payment of US county taxes. The salary and wages commenced in January 2023 and $151,809 was recognised during Q3-2023 (Q3-2022 $Nil). During prior periods, all positions were engaged as consultants. Advertising and investor relations costs incurred during Q3-2023 of $132,192 were lower than costs incurred during Q3-2022 of $156,068 due to a decrease in the purchasing of advertisement. The share-based payments during the period were $43,664 compared to $1,323,477 in Q3-2022. The decrease was related to remaining stock options that were granted during the third quarter of the last fiscal year which were fully vested. The Company incurred $188,676 of costs related to patent applications as compared to $91,017 of costs incurred during Q3-2022. The increase in costs relates to the advancement of the worldwide IP applications. Pilot Plant operating costs incurred during Q3-2023 of $4,427,565 were higher than the costs incurred during Q3-2022 of $1,489,602 due to increased operations and testwork. The project investigation costs of $161,442 in Q3-2023 were lower than the cost of $310,104 incurred during Q3-2022. The primary reason for the decrease in costs is related to the Company commencing capitalizing the Texas Smackover Expansion Program to Exploration and Evaluation expenditures as of December 31, 2022.

Nine months ended March 31, 2023 compared to the nine months ended March 31, 2022:

The Company incurred a net loss of $15,539,401 for the nine months ended March 31, 2023 (“YTD2023”) compared to a net loss of $31,667,877 for the nine months ended March 31, 2022 (“YTD2022”).  The primary reason for the decrease in loss was mainly related to a decrease in the amortisation of the pilot plant due to the plant being fully amortised and an increased gain on foreign exchange as compared to the same period last year. Consulting fees increased to $2,500,787 during YTD2023, compared to $2,024,676 in YTD2022 as a result of additional engagement of consultants to support and advance the Company in the next stage of development, the addition of strategic advisors, and the addition of the engagement of lobbyists to pursue opportunities for federal grants and critical mineral policy programs.  Management fees of $1,579,136 incurred during YTD2023 were lower than management fees of $2,224,949 incurred during YTD2022 as no bonuses were accrued for calendar year 2022. Professional fees of $1,625,207 incurred during YTD2023 were slightly higher tha professional fees of $1,623,826 incurred during YTD2022 primarily due to higher legal fees associated with the Company’s corporate and project matters.  Office and administration costs of $2,458,865  incurred during YTD2023 were higher than the costs of $1,924,468 incurred YTD2022 due to higher insurance costs, information technology costs, costs

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

related to the set-up of the El Dorado office in Arkansas and payment of US county taxes. The salary and wages were implemented in January 2023 and $151,809 was recognised during Q3-2023 (Q3-2022 $Nil) due to commencement of salaried employees starting January 1, 2023. Advertising and investor relations costs incurred during YTD2023 of $285,869 were slightly higher than costs incurred during YTD2022 of $271,132 due to participation in lithium industry conferences and investor events. Travel costs of $333,678 incurred during YTD2023 were higher than costs of $177,801 incurred during YTD2022 due to more frequent management and consultant trips to the Company’s projects in Arkansas and Texas. The share-based payment during the YTD2023 was $1,135,413 as compared to $2,510,322 in YTD2022, mainly due to remaining stock options that were granted during the third quarter and the last fiscal year which were fully vested. The Company incurred $657,001 of costs during YTD2023 related to patent applications as compared to $327,177 of costs incurred during YTD2022. The increase in costs relates to the advancement of the worldwide IP applications. Pilot Plant operating costs incurred during YTD2023 of $10,402,608 were higher than the costs incurred during YTD2022 of $5,770,808 due to increased operations and testwork. The project investigation costs of $1,299,896 in YTD2023 were higher than costs of $885,964 incurred during YTD2022. The primary reason for the increase was due to the addition of consultants associated with the investigation and evaluation of potential new projects.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected unaudited consolidated financial information for the last eight quarters in accordance with IFRS, stated in Canadian dollars:

				Earnings/(Loss)
Quarter Ended	Total Revenues		Net Income/(Loss)	Per Share
June 30, 2021	$	Nil	$(7,080,345)	$(0.05)
September 30, 2021	$	Nil	$(9,358,988)	$(0.07)
December 31, 2021	$	Nil	$(8,567,905)	$(0.06)
March 31, 2022	$	Nil	$(13,740,984)	$(0.08)
June 30, 2022	$	Nil	$(6,432,435)	$(0.04)
September 30, 2022	$	Nil	$(1,558,454)	$(0.01)
December 31, 2022	$	Nil	$(6,880,335)	$(0.04)
March 31, 2023	$	Nil	$(7,100,612)	$(0.04)

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of lithium-based products. The Company currently has no operations that generate cash inflow. The Company has financed its operations primarily through the issuance of share capital. The continued operations of the Company are dependent on its ability to complete sufficient equity financing or generate profitable operations in the future.

As of March 31, 2023, the Company had a working capital (current assets less current liabilities) of $88,678,997 compared to a working capital of $125,024,698 as of June 30, 2022.  Cash and cash equivalents as at March 31, 2023 totaled $91,422,174 compared to $129,065,348 as at June 30, 2022.  During the nine months ended March 31, 2023, the Company had a net cash outflow of $37,643,174.  Working capital decreased in the current year as compared to the year ended June 30, 2022 mostly due to the advancement of the Company’s projects.

During the nine months ended March 31, 2023, the Company issued 5,750,000 Shares for proceeds of $5,257,000 upon the exercise of stock options.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

Management has determined that the cash resources will be sufficient for the next 12 months to continue operations in the short term and additional funding will be required to sustain the Company’s long-term operations.  As a result, the Company will continue to attempt to raise funds through equity or debt financing to meet its ongoing obligations. There can be no certainty that such additional funds may be raised on a timely basis or on terms acceptable to the Company when required.

Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuation.

LITIGATION MATTERS

On January 27, 2022, a putative securities class action lawsuit was filed against the Company, Robert Mintak, and Kara Norman in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the “Action”). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and “final product lithium recovery percentage” at its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022.  The Company intends to vigorously defend against the Action.  As at March 31, 2023, the Company has not recorded any provision associated with these matters.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

Compensation to key management is comprised of the following:

	Three months ended		Nine months ended
	March 31,		March 31,
	2023	2022	2023	2022
Non-Executive Chair of the Board, Robert Cross (Paloduro Investments Inc.)	33,863	31,655	101,150	75,405
President and Chief Operating Officer, Dr. Andy Robinson (Green Core Consulting Ltd.)	135,180	526,633	401,593	726,637
Chief Executive Officer, Robert Mintak (Rodhan Consulting & Management Services)	135,180	526,633	401,593	726,633
Director, Anthony Alvaro (Varo Corp Capital Partners Inc.)	62,500	79,138	187,500	204,138
Director, Jeffrey Barber (JSB Investments Inc.)	34,432	31,655	101,413	69,155
Director, Volker Berl (New Age Ventures LLC)	18,396	31,655	84,097	69,155
Chief Financial Officer, Kara Norman	84,487	257,346	250,996	353,826
Director, Claudia D’Orazio	25,397	—	25,397	—
Director, Anca Rusu	25,397	—	25,397	—
Share-based payments	—	—	—	940,268
	554,832	1,484,715	1,579,136	3,165,217

As at March 31, 2023, there is $175,428 (June 30, 2022: $287,063) in accounts payable and accrued liabilities owing to officers of the Company.

On June 17, 2022, the Company entered into the MSA with Telescope. Robert Mintak, CEO of the Company and Dr. Andy Robinson, President and COO of the Company are directors of Telescope. Under the MSA, Telescope will provide various R&D services for the purpose of developing new technologies. The Company will fund an initial project for one year under the MSA, which will aim to evaluate the use of captured CO2 in the Company’s various chemical processes, as well as investigating the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated by the Company. Other R&D projects may be performed for the Company by Telescope as required. The Company incurred $591,549 (March 31, 2022: $Nil) of costs related to this agreement during the nine months ended March 31, 2023.

As at March 31, 2023, there is $57,708 (June 30, 2022: $793,310) in accounts payable owing to Telescope.

Amounts due to Telescope are non-interest bearing, unsecured and have no fixed terms of repayment.

OUTSTANDING SHARE DATA

The authorized capital of Standard Lithium consists of an unlimited number of common shares and preferred shares without par value.

As of the date of this MD&A, there were 172,552,197 Shares issued and outstanding, 8,170,000 stock options, 1,991,004 deferred share units and 3,462,502 warrants outstanding.  Of the warrants outstanding, 3,125,625 are exercisable to acquire one Share at $1.20 expiring June 10, 2024 and 336,877 are exercisable to acquire one Share at $11.09 expiring on November 30, 2023.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

Details of options outstanding and exercisable at the date of this report are as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise		Exercise
Price	of	Contractual Life	Price	Number	Price
$	Shares	(years)	$	Exercisable	$

0.75	200,000	0.01	0.75	200,000	0.75
1.40	1,450,000	0.33	1.40	1,450,000	1.40
3.39	1,200,000	2.70	3.39	1,200,000	3.39
3.43	400,000	0.93	3.43	400,000	3.43
5.08	3,750,000	4.93	5.08	3,750,000	5.08
6.08	200,000	3.20	6.08	200,000	6.08
6.31	200,000	3.83	6.31	200,000	6.31
7.55	500,000	1.77	7.55	500,000	7.55
8.25	170,000	3.86	8.25	170,000	8.25
9.40	100,000	3.93	9.40	100,000	9.40
	8,170,000	3.17	4.32	8,170,000	4.32

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial performance or financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent liabilities as at the date of the financial statements, and the reported amount of expenses during the reporting period.  Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results may differ from these estimates.

CHANGES IN ACCOUNTING POLICIES

Refer to the notes accompanying the unaudited condensed consolidated interim financial statements of the Company for the nine months ended March 31, 2023 for disclosure of the Company’s significant accounting policies and applicable changes.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

Financial instruments that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the nine months ended March 31, 2023 and the year ended June 30, 2022.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

March 31, 2023	Level 1	Level 2	Level 3	Total
Investment in Aqualung Carbon Capture SA	$—	$3,386,315	$—	$3,386,315

June 30, 2022	Level 1	Level 2	Level 3	Total
Investment in Aqualung Carbon Capture SA	$—	$3,221,491	$—	$3,221,491

The Company’s board of directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

●	maintaining sound financial condition;
●	financing operations; and
●	ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

●	recognize and observe the extent of operating risk within the business; and
●	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.
(i)	Interest rate risk

The Company does not have any financial instruments which are subject to interest rate risk.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

(ii)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The maximum risk is the total of our financial assets, including cash. The Company maintains substantially all of its cash with two major financial institutions. The majority of cash held with these institutions exceed the amount of insurance provided on such deposits.

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital (current assets less current liabilities) to try to ensure its expenditures will not exceed available resources.  As at March 31, 2023, the Company has working capital of $88,678,997 (June 30, 2022: working capital of $125,024,698). The Company is actively engaged in raising additional capital to meet financial obligations.

(iv)	Foreign Exchange Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.  The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	March 31, 2023	June 30, 2022
	$	$
Cash	71,743,618	106,802,040
Accounts payable	(5,419,780)	(3,431,920)

At March 31, 2023, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.355.  A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $6,632,000 (June 30, 2022: $10,337,000) in the Company’s comprehensive loss for the year.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company’s management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls as of March 31, 2023 and concluded that the disclosure controls and procedures were effective.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the United States. The Company’s internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB.

STANDARD LITHIUM LTD.

Management’s Discussion and Analysis

For the Three and Nine Months Ended March 31, 2023

Based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company’s internal controls over financial reporting include:

(a)	Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
(b)	Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
(c)	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
(d)	Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

There have been no significant changes in our internal controls during the period ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

LIMITATION OF CONTROLS AND PROCEDURES

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity’s control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

There were no changes in internal controls of the Company during the year ended June 30, 2022 and nine months ended March 31, 2023 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.  These include widespread risks associated with any form of business and specific risks associated with the Company's business and its involvement in the lithium exploration and development industry.

Readers are advised to review and consider risk factors disclosed in the AIF available under the Company’s profile on SEDAR at www.sedar.com.